UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DATED JUNE 30, 2003
-------------------------------

BUFFALO GOLD LTD. (File #: 0-30150)
---------------------------------------------------------------
(Translation of registrant's name into English)

Suite 880, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5
----------------------------------------------------------------------------------------
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [ X ]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

Copy of the Interim Financials dated June 30, 2003, as filed with the Alberta Securities Commission, are attached hereto and filed as Exhibit 99.1 on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By: \s\ Tracy Moore

-----------------------------

Name: Tracy Moore

Title: Director

Date:August 20, 2003


Exhibit 99.1
Intermim Financials
June 30, 2003

BUFFALO GOLD LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

June 30, 2003

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Balance Sheets
(Expressed in Canadian dollars)
As at June 30, 2003
(Unaudited, Prepared by Management)
	June 30, 2003 (Unaudited)	December 31, 2002
ASSETS
Current
Cash and cash equivalents GST receivable Prepaid expenses	$ 78,202 33,588 3,857	$ 6,205 19,303 3,857
	115,647	29,365
Exploration properties and deferred costs (note 3)	140,500 $ 256,147	140,500 $ 169,865
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities (note 7)	$ 308,365	$ 281,020
Accounts payable to be settled with capital stock (note 4) Amounts due to shareholders	- 6,272 314,637	20,922 6,272 308,214
Shareholders' deficiency
Share Capital (note 4) Authorized Unlimited common shares without par value Issued 3,552,480 (December 31, 2002 - 2,186,929) common shares Deficit	4,126,170 (4,184,660) (58,490) $ 256,147	3,742,531 (3,880,880) (138,349) $ 169,865

Going Concern (note 2)
On behalf of the Board:
/s/ John V. Tully" John V. Tully Director	/s/ Tracy A. Moore Tracy A. Moore Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD
(An Exploration Stage Company)

Statements of Operations and Deficit
(Expressed in Canadian dollars)
Period Ended June 30, 2003
(Unaudited, Prepared by Management)
	Three Months Ended June 30, June 30, 2003 2002		Six Months Ended June 30, June 30, 2003 2002

EXPENSES
Property investigation costs Consulting fees Depreciation Listing, filing and transfer fees Office and miscellaneous Professional fees Public relations Rent Travel and promotion	$ 47,789	$ -	$ 87,314	$ -
	84,000	-	114,000	-
	-	1,109	-	2,206
	12,478	10,846	23,147	14,323
	5,796	1,037	9,834	1,349
	15,494	6,086	58,318	6,086
	-	-	3,870	-
	-	6,000	4,000	6,000
	294	-	3,309	-
Loss before other items	(165,851)	(25,078)	(303,792)	(29,964)
OTHER ITEMS
Gain on settlement of accounts payable Interest income	- 1	78,717 3	- 12	78,717 12
	1	78,720	12	78,721
Net income (loss) for the period	(165,850)	53,642	(303,780)	48,757
Deficit, beginning of period	(4,018,810)	(909,491)	(3,880,880)	(909,491)
Deficit, end of period	$ (4,184,660)	$ (914,376)	$ (4,184,660)	$(860,734)
Basic and diluted loss per share	$ (0.05)	$ (0.00)	$ (0.10)	$ (0.00)
Weighted average number of shares outstanding	3,552,480	2,087,533	3,109,494	1,996,314

Loss per share amounts have been retroactively restated to give effect to the 10:1 share consolidation (note 4).

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Statements of Cash Flows
(Expressed in Canadian dollars)
Period Ended June 30, 2003
(Unaudited, Prepared by Management)
	Three Months Ended June 30, June 30, 2003 2002		Six Months Ended June 30, June 30, 2003 2002

CASH FLOWS USED IN OPERATING ACTIVITIES

Net Income (Loss) for the period

Items not involving cash:
            Depreciation
            Gain on settlement of accounts payable
            Stock-based compensation

Changes in non-cash working capital items:
            Decrease (increase) in GST receivable
             Increase in accounts payable and accrued liabilities

	$ (165,850) - - 54,000 (6,022) 6,566	$ 53,642 1,109 (78,717) - 5,139 (67,098)	$ (303,780) - - 54,000 (14,284) 35,423	$ 48,757 2,206 (78,717) - 5,356 63,977
Net cash used in operating activities	(111,306)	(85,925)	(228,641)	(86,375)
CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from private placement Net cash provided by financing activities	- -	99,600 99,600	300,638 300,638	99,600 99,600

CASH FLOWS USED IN INVESTING ACTIVITIES Expenditures on exploration properties Net cash used in investing activities	- -	(1,410) (1,410)	- -	(1,503) (1,503)
Change in cash and cash equivalents during the period	(111,306)	12,265	71,997	11,722

Cash and cash equivalents, beginning of period	189,508	13	6,205	556

Cash and cash equivalents, end of period	$ 78,202	$ 12,278	$ 78,202	$ 12,278

Non-Cash Transactions: Accounts payable settled with the issuance of common stock	$ 28,999	$ -	$ 28,999	$ -

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Notes to the Financial Statements
(Expressed in Canadian dollars)
Period Ended June 30, 2003
(Unaudited, Prepared by Management)

1.  Basis of Presentation

On February 17, 2003, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis (note 4). Certain references to share capital, options and warrants in these financial statements have been retroactively revised to give effect to the share consolidation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The accompanying unaudited financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2003 and for all periods presented, have been included. Interim results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Except as disclosed in note 8, these financial statements comply, in all material respects, with generally accepted accounting principles in the United States.

These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report and filings for the fiscal year ended December 31, 2002. The accounting principles applied in these interim consolidated financial statements are consistent to those applied in the annual consolidated financial statements.

2.   Going Concern

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

At June 30, 2003, the Company has a working capital deficiency of $198,990 (December 31, 2002 - $278,849), and without a source of additional funding is unable to meet its obligations as they fall due. The Company has settled some of its debts with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern. In addition, management is actively pursuing additional funds by way of private placement to meet its reduced level of general and administrative expenditures. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The operations of the Company have primarily been funded by the issuance of share capital and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

3.   Exploration Properties and Deferred Costs
	June 30, 2003	December 31, 2002
Calling Lake and Varlaam, Alberta Balance - beginning of period Exploration expenditures Geology Recoveries Net expenditures (recoveries) Written-off during the period Balance, end of period	$ 140,500 $ 140,500 - - - 140,500 - $ 140,500	$ 140,500 $ 3,036,919 6,254 (70,000) (63,746) 2,973,173 (2,832,673) $ 40,500

Calling Lake and Varlaam, Alberta

The Company has an undivided 100% working interest in several mineral exploration permits in the Calling Lake region of Alberta.

In addition, pursuant to a letter of agreement dated September 10, 1998, as amended on August 26, 1999, the Company has acquired a 50% interest in exploration claims, known as the Varlaam property, located contiguous to the Calling Lake property. To exercise the option, the Company paid the vendor, New Claymore Resources Inc. ("New Claymore") $50,000 by September 30, 1998 and issued 20,000 common shares of the Company as follows:

i)      5,000 common shares by December 10, 1998 (issued).

ii)     5,000 common shares when the Company received a recommendation by a qualified engineer that a second phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2000.

iii)   10,000 common shares when the Company received a recommendation by a qualified engineer that a third phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2001.

An additional 5,000 common shares were issued as consideration for an amendment to the agreement during the year ended December 31, 1999.

In February 2002, the Company and New Claymore granted an option to BHP Billiton Diamonds Inc. ("BHP") to acquire up to a 70% interest in their Calling Lake and Varlaam properties in Alberta. In order to acquire a 51% interest in the properties, BHP must spend $600,000 on exploration of the properties by August 31, 2003. BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes of kimberlite or other diamond bearing host rock type located within the properties by August 31, 2006. BHP can earn a further 10% interest by completing a feasibility study on any kimberlite body or other diamond bearing host rock located within the properties by August 31, 2011. The company and New Claymore have also agreed that their interest in both properties on exercise or termination of option will be 65% to the Company and 35% to New Claymore.

During the previous year, BHP paid $70,000 directly to a third party supplier of the Company to settle accounts payable owing of $70,000. The payment has been recorded as a recovery of exploration costs.

During the previous year, management of the Company decided to write down the carrying value of the properties to $140,500, being the original acquisition costs for the properties.

4. Shareholders' DEFICIENCY

Share Capital consolidation

Effective February 17, 2003, the Company consolidated its issued share capital on a 10 old for 1 new basis. The authorized share capital remained unchanged. As a result of the share consolidation, the Company's issued share capital decreased from 21,869,294 shares to 2,186,929 shares. The decrease has been reflected retroactively as a change in issued share capital. In addition, references to share capital, options and warrants in these financial statements and all prior loss per share information have been retroactively restated to give effect to the share consolidation.

During the six months ended June 30, 2003 the Company completed the following equity issuances:

a) On February 27, 2003, the Company completed a non-brokered private placement consisting of 1,333,330 units at a price of US$0.15 per unit for proceeds of US$200,000. Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of US$0.20 per share until February 28, 2004.

b) On April 17, 2003, the Company issued 32,221 shares of common stock and 32,221 share purchase warrants to settle accounts payable owing of $28,999 to a former director and a company related by a common director and former director.
	Number of Shares	Amount
Authorized Unlimited common shares without par value Issued at December 31, 1999 Paid and allotted, but not yet issued Less: Issue costs (a)	1,594,320 50,000 -	$ 2,968,077 100,000 (25,700)
Balance at December 31, 1999 For exploration properties Private placement Private placement Issue costs	1,644,320 5,000 25,000 220,775 -	3,042,377 25,000 50,000 441,550 (13,230)
Balance at December 31, 2000 For exploration properties	1,895,095 10,000	3,545,697 15,000
Balance at December 31, 2001 Settlement of accounts payable Private placement	1,905,095 81,834 200,000	3,560,697 81,834 100,000
Balance at December 31, 2002 Private placement, February 27, 2003 Settlement of account payable, April 17, 2003 Stock-based compensation	2,186,929 1,333,330 32,221 -	3,742,531 300,640 28,999 54,000
Balance at June 30, 2003	3,552,480	$ 4,126,170

In connection with acquiring the Chain Lakes and Calling Lake properties, the company entered into a Discovery Bonus Agreement for the issuance of up to 200,000 common shares at $0.01 per Discovery Bonus Share, with 100,000 common shares to be issued upon discovery of a diamondiferous kimberlite pipe on the Company's mineral properties and a further 100,000 common shares to be issued upon providing a bankable final feasibility study on a commercial diamondiferous pipe. As at June 30, 2003, none of these shares have been issued.

5.   STOCK OPTIONS

On April 16, 2002, the Company implemented an incentive stock option plan to provide incentives to employees, directors and consultants (the "Plan"). The Plan provides that the aggregate number of common shares reserved for issuance, set aside and made available for issuance, together with the number of common shares presently reserved for issuance under existing incentive stock options, does not exceed 10% of the number of common shares of the Company issued and outstanding from time to time and provided further that if option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised, such option shares may be made available for others. The board of directors has the exclusive power over the granting of options and their vesting provisions.

As of April 16, 2003, the Company granted an additional 256,000 stock options to employees, directors and consultants. The options have five-year terms, an exercise price of US$0.50 per share and vest immediately. Of the 256,000 options granted, 171,000 were granted to officers and directors and 85,000 options were granted to consultants who were neither employees nor directors. The fair value of the options granted in the three months ended June 30, 2003 was $0.64 per share based on the Black-Scholes option-pricing model. The fair value of options granted to consultants and non-directors of the Company recognized during the three months ended June 30, 2003 was $54,000, this amount has been recorded as consulting fees in the period.

As at June 30, 2003, stock options outstanding and exercisable, and stock option transactions are summarized as follows:

	June 30, 2003 Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	December 31, 2002 Weighted Average Number Exercise of Shares Price
At beginning of period Granted, April 16, 2003 Exercised Cancelled Outstanding at end of period	95,815 256,000 - - 315,815	$ 2.10 US$0.50 - - $ 1.07	0.68 yrs. 4.79 yrs.	116,425 30,000 - (50,610) 95,815	$ 2.10 1.00 - 1.20 $ 2.10

The Company uses the Black-Scholes option-pricing model to compute estimated fair value, based on the following assumptions:
Risk-free interest rate Dividend yield rate Price volatility Weighted average expected life of options	4.5% - % 215.2% 5 years

Stock-based compensation

The Company grants stock options as described in Note 5, above. Effective January 1, 2003, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

The following table illustrates the proforma effect on loss and loss per common share if the Company had applied the fair value provisions of CICA Handbook Section 3870 to stock-based compensation for employee, directors and officers.

Three Months Ended June 30, June 30, 2003 2002		Six Months Ended June 30, June 30, 2003 2002

Net Income (Loss), as reported

Add:
Total stock-based employee compensation expense included in loss, net of related tax effects

Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects

Pro-forma loss

Loss per common share, basic and diluted

Loss per common share, basic and diluted, proforma

$ (165,850) - (109,500) $ (275,350) $ (0.05) $ (0.09)	$ 53,642 - - $ 53,642 $ (0.00) $ (0.00)	$ (303,780) - (109,500) $ (413,280) $ (0.10) $ (0.13)	$ 48,757 - - $ 48,757 $ (0.00) $ (0.00)

6.   WARRANTS

As at June 30, 2003, the following share purchase warrants are outstanding:
Number of Shares 666,665 32,221	Exercise Price $ 0.20 $ 0.60	Expiry Date February 28, 2004 April 17, 2004

The change in share purchase warrants outstanding is as follows:
	June 30, 2003		December 31, 2002
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
At beginning of period Granted, February 27, 2003 Granted, April 17, 2003 Exercised Expired, May 9, 2003 At end of period	200,000 666,665 32,221 - (200,000) 698,886	$ 1.00 0.20 0.60 - (1.00) $ 0.22	- 200,000 - - - 200,000	$ - 1.00 - - - $ 1.00

The Company has also granted the right to purchase 200,000 shares pursuant to the Discovery Bonus Agreement, as noted in note 4.

7.    RELATED PARTY TRANSACTIONS

a) The Company incurred the following expenses with a legal firm and consulting firms controlled by directors and a company related by a common director and former director:

	3 months ended June 30, 2003	3 months ended June 30, 2002	6 months ended June 30, 2003	6 months ended June 30, 2002
Property investigation costs Consulting fees Professional fees	$ 40,640 $ 30,000 $ 15,244	$ - $ 6,923 $ 3,000	$ 50,240 $ 30,000 $ 48,318	$ - $ 6,923 $ 6,000

b) During the current quarter, the Company issued 32,221 common shares and 32,221 share purchase warrants to a former director and a company related by a common director and former director to settle accounts payable of $28,999 owing to the related parties.

c) Included in accounts payable at June 30, 2003 is $103,095 (2002 - $103,140) due to a law firm controlled by a director and $106,813 (2002 - $85,913) due to geological services companies controlled by common directors, and $1,730 (2002 - $ 0 ) due to a corporate finance firm controlled by a common director.

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

8.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

June 30, 2003	December 31, 2002

Exploration properties and deferred costs

Exploration properties and deferred costs - Canadian GAAP

Cumulative exploration properties expensed as incurred per U.S. GAAP

Exploration properties and deferred costs - U.S. GAAP

$ 140,500 (140,500) $ -	$ 140,500 (140,500) $ -

	June 30 2003	December 31, 2002
Shareholders' deficiency Shareholders' deficiency - Canadian GAAP Cumulative exploration properties expensed as incurred Shareholders' deficiency - U.S. GAAP	$ (58,490) (140,500) $ (198,990)	$ (138,349) (140,500) $ (278,849)

	3 Months Ended June 30, 2003	3 Months Ended June 30, 2002	6 Months Ended June 30, 2003	6 Months Ended June 30, 2002
Loss for the period Net income (loss) - Canadian GAAP Exploration properties expensed as incurred Exploration properties written-off Loss for the period - U.S. GAAP Loss per share - U.S. GAAP	$ (165,850) - - $ (165,850) $ (0.05)	$ 53,642 (1,410) - $ (52,232) $ (0.00)	$ (303,780) - - $ (303,780) $ (0.10)	$ 48,757 (1,503) - $ 47,254 $ (0.00)

	3 Months Ended June 30, 2003	3 Months Ended June 30, 2002	6 Months Ended June 30, 2003	6 Months Ended June 30, 2002
Cash flows from operating activities Per Canadian GAAP Exploration properties expensed as incurred Per U.S. GAAP	$ (140,305) - $ (140,305)	$ 85,925) (1,410) $ (87,335)	$ (257,640) - $ (257,640)	$ (86,375) (1,503) $ (87,878)

	3 Months Ended June 30, 2003	3 Months Ended June 30, 2002	6 Months Ended June 30, 2003	6 Months Ended June 30, 2002
Cash flows from investing activities Per Canadian GAAP Exploration properties expensed as incurred Per U.S. GAAP	$ - - $ -	$ (1,410) 1,410 $ -	$ - - $ -	$ (1,503) 1,503 $ -

a) Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

9.  Segmented Information

The Company operates within a single operating segment, which is mineral exploration in Canada. All income obtained and expenses incurred are from Canadian sources and all fixed assets are located in Canada.

BUFFALO GOLD LTD.
QUARTERLY REPORT - FORM 51-901F

SCHEDULE B - SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED JUNE 30, 2003

Buffalo Gold Ltd.
(the "Company")
All amounts in Canadian Dollars unless explicitly stated otherwise.

DEFERRED RESOURCE PROPERTY EXPENDITURES BREAKDOWN FOR THE QUARTER ENDED JUNE 30, 2003

"See notes to unaudited interim financial statements"

EXPENDITURES TO NON-ARMS LENGTH PARTIES FOR THE QUARTER ENDED JUNE 30, 2003

"See notes to unaudited interim financial statements"

SECURITIES ISSUED DURING THE QUARTER ENDED JUNE 30, 2003

"See notes to unaudited interim financial statements"

OPTIONS GRANTED DURING THE QUARTER ENDED JUNE 30, 2003

"See notes to unaudited interim financial statements"

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003

Authorized			Issued
Class	Par Value	Authorized	Number (1) (2) (3)	Amount ($)
Common	N.P.V.	Unlimited	3,552,480	4,126,170

  Effective February 17, 2003 and pursuant to the shareholders Special General Meeting on December 12, 2002, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis. The post consolidation authorized share capital remained unchanged with the issued share capital as of December 31, 2002 becoming 2,186,929 common shares rather than the 21,869,294 outstanding at December 31, 2002, retroactively re-stated. The historical shares outstanding have been adjusted to give effect to the 10 for 1 share consolidation, consistent with the presentation the December 31, 2002 financial statements.
  Effective February 27, 2003 the Company completed a private placement for 1,333,330 units at a price of US$0.15 per unit. to generate gross proceeds of US$200,000. Each unit is comprised of one common share and one half share purchase warrant, each full share purchase warrant entitling the purchase of one additional share of common stock of the Issuer at a price of US$0.20 per share.
  Effective April 17, 2003 the Company settled outstanding accounts payable of $28,999 owing to related parties by issuing 32,221 common shares and 32,221 share purchase warrants to a former director and a company related by a common director and a former director.

OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2003:
Security Options Options Options Warrants Warrants	Number or Amount (1) 67,750 28,065 256,000 666,665 32,221	Exercise or convertible price(1) $2.10 $2.10 US$0.50 US$0.20 $0.60	Expiry Date November 9, 2003 December 6, 2004 April 16, 2008 February 28, 2004 April 17, 2004
  Effective February 17, 2003 and pursuant to the shareholders Special General Meeting on December 12, 2002, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis. The above presentation is presented to give effect to the impact of the consolidation on the December 31, 2002 options and warrants. The impact shown above is a 10 for 1 reduction in options and warrants outstanding as at the date of the consolidation, and a 10 for 1 increase in the price of options and warrants outstanding at the date of the consolidation.

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS JUNE 30, 2003

Escrow	Number of Shares Nil

LIST OF DIRECTORS AS AT AUGUST 19, 2003

John V. Tully James G. Stewart Tracy A. Moore Douglas Turnbull	Director Director Director Director

LIST OF OFFICERS AS AT AUGUST 19, 2003

John V. Tully James G. Stewart Tracy A. Moore	President & CEO Secretary CFO

BUFFALO GOLD LTD.
QUARTERLY REPORT - FORM 51-901F

SCHEDULE C - SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED JUNE 30, 2003

BUFFALO GOLD LTD.
(the "Company")

MANAGEMENT DISCUSSION FOR THE QUARTER ENDED JUNE 30, 2003

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. During and after the quarter ended June 30, 2003, the Company was primarily engaged in the continued exploration of its Alberta diamond properties and developing new opportunities in the Peoples' Republic of China, in Canada, and elsewhere.

OPERATIONS AND FINANCIAL CONDITION

At June 30, 2003, the Company had total assets of $256,147 as compared to $361,430 at March 31, 2003. This decrease in total assets is due primarily the loss from operations for the period. The Company's working capital deficit increased from $80,868 at March 31, 2003, to $192,718 at June 30, 2003 due as well to the loss from operations for the quarter.

The Company's largest cash outflow in the quarter ended June 30, 2002 was $111,306 for operations, the majority of which consisted of property investigation costs of $47,789, consulting fees of $30,000, and professional fees of $15,494. These amounts increased significantly from the total operating costs of $25,078 for the same period in the prior year, due to additional property investigation activities and costs associated with exploring new opportunities in the Peoples' Republic of China, Canada and elsewhere.

During the quarter ended June 30, 2003, the Company made payments to parties not at arm's length with the Company, consisting of $26,240 in property investigation costs to a company controlled by John V. Tully, who became a director, officer and President of the Company on April 16, 2003; $14,400 for property investigation costs to a company controlled by Doug Turnbull, a director of the Company; and $30,000 in corporate finance consulting fees to a company in which a director and officer of the Company, Tracy A. Moore, is a principal. The company also paid or accrued $15,244 in professional legal fees to a company controlled by a director and officer of the Company, Jim Stewart.

The net loss for the quarter ended June 30, 2003 was $165,850 ($0.05 per share) as compared with a net income of $53,642 ($0.00 per share) for the quarter ended June 30, 2002

CAPITAL STOCK

On February 27, 2003, the Company completed a non-brokered private placement consisting of 1,333,330 units at a price of US$0.15 per unit for proceeds of US$200,000. Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of US$0.20 per share until February 28, 2004.

On April 17, 2003, the Company issued 32,221 shares of common stock and 32,221 share purchase warrants settling accounts payable owing of $28,999 to a company related by a common director and former director of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through previous private placements of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can, however, be no assurance that such financings can continue to be obtained by the Company. The failure to obtain such financing would result in the curtailment of business activities until such financing could be obtained.

The Company will continue to require additional financing during the current fiscal year to continue its operations, property investigations, due diligence and exploration. Other than the implications of SARS on travel and business developments in Peoples' Republic of China and as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may effect its liquidity or rates of change in its liquidity, either materially increasing or decreasing its liquidity at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of the Company's property investigations and of raising additional exploration funds through private placements.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2003:

  The Company has entered into an agreement with Terrawest Minerals Inc. whereby the Company has the sole and exclusive right until November 18, 2003 to conduct due diligence on the Xuefeng Gold Property in Hunan Province, Peoples' Republic of China (the "Hunan Property"). This agreement will allow Buffalo to determine whether to make an offer to acquire Terrawest's interest in a limited liability Sino-Foreign Cooperative Joint Venture Company with Brigade 407 of The Geological Mineral Resource Survey and Development Bureau of Hunan Province (the "Sino Joint Venture"). Terrawest has the right under the Sino Joint Venture to earn a majority interest in the Hunan Property.

  Buffalo has agreed to pay Terrawest US$30,000 which will be used to acquire all necessary data plus a fee of $5,000 per month to maintain its sole and exclusive right during the term of the agreement. The agreement is subject to regulatory approval and to Buffalo raising US$50,000 prior to July 31, 2003. If Buffalo's due diligence is successful, the parties will use their best efforts to reach an agreement in which Buffalo will have a right to acquire Terrawest's interest in the Sino Joint Venture.

  The Company announced that it has, subject to regulatory approval, arranged a non-brokered private placement of 423,077 units at a price of US$0.26 per unit to generate proceeds of US$110,000. Each unit will consist of one common share of Buffalo and one warrant entitling the purchase of an additional common share of Buffalo at a price of US$0.35 per share for a period of one year. The proceeds of the placement will be used to fund the payments and expenses anticipated under the agreement with Terrawest and for working capital purposes.
  The Company has entered into an agreement with Terrawest Minerals Inc. whereby the Company has the sole and exclusive right until November 18, 2003 to conduct due diligence on the Baqaio, Gaotun and Dongwan-Shangladen Gold Deposits in Guizhou Province, Peoples' Republic of China. The Company has agreed to pay Terrawest US$30,000 which will be used to acquire all necessary data plus a fee of $5,000 per month to maintain its sole and exclusive right during the term of the agreement. The agreement is subject to regulatory approval and to Buffalo raising US$50,000 prior to August 30, 2003. If Buffalo's due diligence is successful, the parties will use their best efforts to reach an agreement in which the Company will have a right to acquire Terrawest's interest in the Sino Joint Venture.